Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2011 Financial Results

Net income for the second quarter 2011 excluding mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights was $72.8 million ($0.49 earnings per share), an increase of 22% in net income compared to the second quarter of 2010.

Amsterdam, Netherlands; August 5, 2011 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

Net income

•                  Second quarter 2011 net income was $30.8 million, compared with net income of $48.9 million for the same period in 2010.

•                  Second quarter 2011 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $51.4 million, compared with net income of $59.6 million for the same period in 2010.

•                  In the second quarter 2011 the Company acquired the right to provide lease and aircraft related services to the Genesis portfolio for $21.4 million, net of tax. Excluding the impact of the mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights, second quarter 2011 net income was $72.8 million, an increase of 22% compared to net income of $59.6 million in the second quarter of 2010 on the same basis.

Earnings per share

•                  Second quarter 2011 basic and diluted earnings per share was $0.21, compared with $0.41 for the same period in 2010.

•                  Second quarter 2011 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $0.35, compared with $0.50 for the same period in 2010.

•                  Second quarter 2011 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights was $0.49, compared with $0.50 for the same period in 2010.

Other financial highlights

•                  Margin earned on lease assets (net spread) was $187.0 million in the second quarter of 2011 compared to $173.9 million in the second quarter of 2010, an increase of 8%.

•                  Basic lease rents for the second quarter of 2011 were $251.2 million, compared to $233.5 million for the same period in 2010, an increase of 8%. Total lease revenue (basic rents, maintenance rents and other receipts) for the second quarter of 2011 was $284.1 million, compared to $260.7 million for the same period in 2010, an increase of 9%. The increases were mainly due to the deliveries of forward order aircraft.

•                  Sales revenue for the second quarter of 2011 was $74.5 million, compared to $328.1 million for the same period in 2010. Sales revenue for the second quarter of 2011 was generated from the sale of our 50% interest in three A330 aircraft that had been part of a joint venture with a third party, the sale of five engines and parts inventory. Sales revenue for the second quarter of 2010 was higher than second quarter 2011 due to the sale of two new A330 aircraft and two new A320 aircraft.

•                  Total revenue for the second quarter of 2011 was $364.3 million, compared to $594.0 million for the same period in 2010 for the reasons mentioned above.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2011 are $838 million, of which $638 million closed in the first half year of 2011.

•                  Total assets were $9.6 billion at June 30, 2011, an increase of 5% over total assets of $9.1 billion at June 30, 2010. The increase was driven primarily by deliveries of forward order aircraft.

Aengus Kelly, CEO of AerCap, commented: “Our second quarter results and activities illustrate AerCap’s ability to consistently deliver industry leading results. Net income for the quarter was $72.8 million or $0.49 cents after adjusting for the one-off charge relating to the buy-out of the Genesis portfolio servicing rights, the impact of the mark-to-market of interest rate caps and share-based compensation. This industry leading profitability is driven by the excellence of our platform, the quality of our portfolio and the efficiency and robustness of our funding structures.”

AerCap’s CFO, Keith Helming, said: “In addition to the strong earnings generated from our portfolio, our access to capital continues to expand. We completed another $1 billion of financings to date in 2011 including an extension of our $775 million non-recourse revolving debt facility by an additional two years. Total cash on hand at the end of the second quarter is in excess of $500 million and this amount will be further enhanced from the expected sale of AeroTurbine.”

Summary of Financial Results

AerCap recorded a second quarter 2011 net income of $30.8 million or $0.21 earnings per basic and diluted share. Second quarter 2011 net income included net charges relating to the mark-to-market of interest rate caps and share-based compensation of $20.6 million or $0.14 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $18.9 million, which reflects changes in forecasted interest rates, and the after-tax charge from share-based compensation was $1.7 million. Second quarter 2011 net income also included a one-off charge relating to the buy-out of the Genesis portfolio servicing rights of $21.4 million or $0.14 per basic and diluted share, net of tax. Second quarter 2011 net income excluding the impact of mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights was $72.8 million or $0.49 per basic and diluted share, net of tax.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended June 30,			Six months ended June 30,
	2011	2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Revenues	$364.3	$594.0	(39)%	$726.6	$957.5	(24)%
Net income	30.8	48.9	(37)%	102.9	83.3	24%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	51.4	59.6	(14)%	126.6	106.3	19%
Net income excluding the impact of mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights	72.8	59.6	22%	148.0	106.3	39%

Net income for the second quarter of 2011 excluding the impact of mark-to-market of interest rate caps and share-based compensation decreased by 14%. This decrease was primarily caused by the one-off charge relating to the buy-out of the Genesis portfolio servicing rights in the second quarter. Excluding the impact of mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights net income increased by 22%. This increase was primarily caused by an increase in net spread as a result of the deliveries of forward order aircraft and the purchase of the 50% equity interest in AerVenture from Waha.

Revenue breakdown

	Three months ended June 30,			Six months ended June 30,
	2011	2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Lease revenue:
Basic lease rents	$251.2	$233.5	8%	$498.5	$399.3	25%
Maintenance rents and other receipts	32.9	27.2	21%	59.0	36.7	61%
Lease revenue	$284.1	$260.7	9%	$557.5	$436.0	28%
Sales revenue	74.5	328.1	(77)%	155.5	510.6	(70)%
Management fees and interest income	5.4	4.1	32%	10.8	7.9	37%
Other revenue	0.3	1.1	(73)%	2.8	3.0	(7)%
Total revenue	$364.3	$594.0	(39)%	$726.6	$957.5	(24)%

Basic lease rents were $251.2 million for the second quarter of 2011, an increase of 8% compared to the second quarter of 2010, as a result of our growing asset base. Our average lease assets increased by 12% to $8.4 billion compared to the second quarter of 2010. As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $64.2 million in the second quarter of 2011, an 8% increase compared to the second quarter of 2010. The increase was primarily driven by the increase in our lease portfolio from the delivery of forward order aircraft. As a result, net spread increased 8% to $187.0 million in the second quarter of 2011 over the same period in 2010.

	Three months ended June 30,				Six months ended June 30,
	2011		2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Basic lease rents	$251.2		$233.5	8%	$498.5	$399.3	25%

Interest on debt	$86.0	(a)	$75.5	14%	$148.9	$126.9	17%
Plus: mark-to-market of interest rate caps	(21.8)		(15.9)	(37)%	(23.5)	(34.2)	31%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$64.2		$59.6	8%	$125.4	$92.7	35%

Net Spread	$187.0		$173.9	8%	$373.1	$306.6	22%

(a)          Interest on debt for the quarter ended June 30, 2011, includes $10.1 million of amortization of debt issuance costs.

Effective tax rate

AerCap’s blended effective tax rate during the first half year of 2011 was 8.0% (charge), consisting of 8.9% (charge) for AerCap’s aircraft business and 38.1% (credit) for AerCap’s engine and parts business. The blended effective tax rate in 2010 was 8.6% (charge).

Financial position

	June 30, 2011	June 30, 2010	% Increase over June 30, 2010

Total cash (incl. restricted)	$535.1	$506.7	6%
Flight equipment held for lease	8,158.2	7,624.7	7%
Total assets	9,571.0	9,098.4	5%
Debt	6,519.2	6,393.9	2%
Total liabilities	7,254.8	7,176.9	1%
Total equity	2,316.2	1,921.5	21%

As of June 30, 2011, AerCap’s portfolio consisted of 335 aircraft and 95 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three and six month periods ended June 30, 2011 and 2010:

	Three months ended June 30,				Six months ended June 30,
	2011		2010	% increase/ (decrease)	2011		2010	% increase/ (decrease)

Net income	$30.8		$48.9	(37)%	$102.9		$83.3	24%
Plus: mark-to-market of interest rate caps, net of tax	18.9		10.1	87%	20.3		21.7	(6)%
share-based compensation, net of tax	1.7		0.6	183%	3.4		1.3	162%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$51.4	(a)	$59.6	(14)%	$126.6	(a)	$106.3	19%
Buy out of third party servicing contract	21.4		—	100%	21.4		—	100%

Net income excluding the impact of mark-to-market of interest rate caps, share-based compensation and buy ouy of third party servicing contract	$72.8		$59.6	22%	$148.0		$106.3	39%

(a)          Net income for the second quarter 2011 excluding mark-to-market of interest rate caps, share-based compensation and the one-off charge relating to the buy-out of the Genesis portfolio servicing rights was $72.8 million, an increase of 22% compared to the second quarter of 2010 on the same basis.

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three and six month periods ended June 30, 2011 and 2010 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Friday, August 5, 2011 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9692 or (International) +31-20-794-8504 and referencing code 4449992 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

To participate in the event, please register at: http://client.sharedvalue.net/AerCap/Q211

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	June 30, 2011	December 31, 2010	June 30, 2010

Assets
Cash and cash equivalents	$344,061	$404,450	$260,256
Restricted cash	191,026	222,464	246,462
Trade receivables, net of provisions	60,895	49,055	47,991
Flight equipment held for operating leases, net	8,158,226	8,061,260	7,624,655
Flight equipment held for sale	26,536	—	39,442
Net investment in direct finance leases	27,327	30,069	31,692
Notes receivables, net of provisions	14,531	15,497	9,861
Prepayments on flight equipment	129,042	199,417	259,387
Investments	78,345	72,985	29,775
Goodwill	6,776	6,776	6,776
Intangibles, net	48,809	58,637	70,498
Inventory	132,796	121,085	125,057
Derivative assets	58,873	55,211	23,447
Deferred income taxes	85,613	94,560	108,080
Other assets	208,181	209,141	214,980
Total Assets	$9,571,037	$9,600,607	$9,098,359

Liabilities and Equity

Accounts payable	$20,827	$16,045	$25,724
Accrued expenses and other liabilities	86,700	121,389	94,975
Accrued maintenance liability	433,841	420,824	371,482
Lessee deposit liability	107,606	130,031	139,357
Debt	6,519,233 *	6,566,163	6,393,867
Accrual for onerous contracts	6,739	12,928	12,477
Deferred revenue	48,505	60,061	57,050
Derivative liabilities	31,364	55,769	81,973
Total liabilities	7,254,815	7,383,210	7,176,905

Share capital	1,570	1,570	1,163
Additional paid-in capital	1,336,850	1,333,025	968,625
Treasury stock	(1,449)	—	—
Accumulated other comprehensive income	(1,292)	5,005	—
Retained earnings	974,681	871,750	747,431
Total AerCap Holdings N.V. shareholders’ equity	2,310,360	2,211,350	1,717,219
Non-controlling interest	5,862	6,047	204,235
Total Equity	2,316,222	2,217,397	1,921,454

Total Liabilities and Equity	$9,571,037	$9,600,607	$9,098,359

* Includes $64.3 million of subordinated debt received from our joint venture partners

Supplemental information	June 30, 2011	December 31, 2010	June 30, 2010
Debt/equity ratio	2.8	3.0	3.3
Debt/equity ratio (adjusted for subordinated debt)	2.7	2.8	3.1

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Revenues
Lease revenue	$284,146	$260,695	$557,480	$436,005
Sales revenue	74,471	328,131	155,560	510,585
Management fee revenue	4,680	2,515	9,350	5,048
Interest revenue	736	1,547	1,425	2,869
Other revenue	316	1,105	2,806	2,956
Total Revenues	364,349	593,993	726,621	957,463

Expenses
Depreciation	98,855	86,597	197,177	149,974
Asset impairment	4,984	2,721	12,733	2,721
Cost of goods sold	53,372	313,684	123,132	469,822
Interest on debt	86,047	75,529	148,920	126,931
Operating lease in costs	2,989	3,063	6,040	6,214
Leasing expenses	22,604	15,926	36,719	26,416
Provision for doubtful notes and accounts receivable	2,391	(224)	4,034	516
Selling, general and administrative expenses	62,433	34,899	91,272	64,778
Total Expenses	333,675	532,195	620,027	847,372

Income from continuing operations before income taxes	30,674	61,798	106,594	110,091

Provision for income taxes	(2,483)	(4,862)	(8,528)	(9,748)
Net Income of investments accounted for under the equity method	2,517	680	5,171	1,246
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	—	—	—	274

Net Income	30,708	57,616	103,237	101,863

Net income attributable to non-controlling interest	134	(8,761)	(306)	(18,609)

Net Income attributable to AerCap Holdings N.V.	$30,842	$48,855	$102,931	$83,254

Basic and diluted earnings per share	$0.21	$0.41	$0.69	$0.81

Weighted average shares outstanding - basic and diluted	149,211,244	119,386,445	149,221,776	102,211,701

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net income	30,708	57,616	103,237	101,863
Adjustments to reconcile net income to net cash provided by operating activities
Amalgamation gain	—	—	—	(31,023)
Depreciation	98,855	86,597	197,177	149,974
Asset impairment	4,984	2,721	12,733	2,721
Amortisation of debt issuance cost	10,097	7,024	17,548	12,330
Amortisation of intangibles	4,555	6,959	9,828	10,162
Provision for doubtful notes and accounts receivable	2,391	(339)	4,034	357
Capitalised interest on pre-delivery payments	(13)	(153)	(52)	(313)
Gain on disposal of assets	(9,316)	(9,029)	(8,838)	(29,252)
Mark-to-market of non-hedged derivatives	13,311	19,497	(5,065)	41,836
Deferred taxes	2,246	3,520	10,105	6,235
Share-based compensation	2,029	678	4,302	1,557
Changes in assets and liabilities
Trade receivables and notes receivable, net	(1,294)	4,501	(15,659)	6,151
Inventories	247	3,463	(121)	8,876
Other assets and derivative assets	(4,477)	(15,274)	(33,420)	(7,636)
Other liabilities	(9,479)	26,206	(50,749)	14,574
Deferred revenue	(2,815)	(749)	(10,612)	11,997
Net cash provided by operating activities	142,029	193,238	234,448	300,409

Purchase of flight equipment	(138,497)	(691,633)	(498,386)	(1,321,362)
Proceeds from sale/disposal of assets	33,408	283,137	59,351	425,763
Prepayments on flight equipment	(7,313)	(36,253)	(15,991)	(84,780)
Purchase of subsidiaries, net of cash acquired	—	—	—	103,691
Purchase of investments	—	(7,500)	(2,500)	(7,500)
Purchase of intangibles	—	—	—	(9,006)
Movement in restricted cash	18,228	(31,977)	30,558	(74,260)
Net cash used in investing activities	(94,174)	(484,226)	(426,968)	(967,454)

Issuance of debt	728,339	896,904	1,134,243	1,616,282
Repayment of debt	(743,344)	(542,821)	(987,153)	(885,640)
Debt issuance costs paid	(9,793)	(25,353)	(24,612)	(35,284)
Maintenance payments received	18,795	12,491	52,702	40,407
Maintenance payments returned	(13,198)	(12,800)	(33,736)	(22,724)
Security deposits received	10,774	7,533	12,684	16,921
Security deposits returned	(19,233)	(14,564)	(25,950)	(17,128)
Repurchase of shares	(1,449)	—	(1,449)	—
Capital contributions from non-controlling interests	—	3,375	—	32,375
Net cash (used in) provided by financing activities	(29,109)	324,765	126,729	745,209

Net increase (decrease) in cash and cash equivalents	18,746	33,777	(65,791)	78,164
Effect of exchange rate changes	2,865	571	5,402	(525)
Cash and cash equivalents at beginning of period	322,450	225,908	404,450	182,617
Cash and cash equivalents at end of period	344,061	260,256	344,061	260,256

Certain reclassifications have been made to prior years consolidated statements of cash flows to reflect the current year presentation.